Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

Annual Results Announcement

For the year ended 31 december 2013

FINANCIAL HIGHLIGHTS

For the year ended 31 December 2013

•        Revenue up 25.8% to CNY178.5 million

•        Gross profit up 52.6% to CNY70.3 million

•        Loss attributable to the owner of the Company up 343.7% to CNY334.1 million

•        Basic loss per share was CNY2.78

The board (the “Board”) of directors (the “Directors”) of Feishang Anthracite Resources Limited (the “Company”) is pleased to announce the consolidated annual results of the Company and its subsidiaries (collectively the “Group”) for the year ended 31 December 2013, together with the comparative figures for the year ended 31 December 2012 as follows:

1

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

YEAR ENDED 31 DECEMBER 2013

	Notes	2013	2012
		CNY’000	CNY’000

Revenue	4	178,501	141,939
Cost of sales		(108,242)	(95,889)

Gross profit		70,259	46,050
Selling and distribution expenses		(6,110)	(3,694)
Administrative expense		(142,064)	(77,334)
Impairment loss on property, plant and equipment		(184,417)	–
Other operating expenses		(6,003)	(1,624)

OPERATING LOSS		(268,335)	(36,602)

Finance costs	5	(115,253)	(44,533)
Interest income		1,102	1,048
Non-operating income/(expense), net		132	(2,179)

LOSS BEFORE INCOME TAX	6	(382,354)	(82,266)
Income tax benefit	7	47,817	15,210

LOSS FOR THE YEAR		(334,537)	(67,056)

Attributable to:
Owner of the Company		(334,119)	(75,312)
Non-controlling interests		(418)	8,256

		(334,537)	(67,056)

LOSS PER SHARE ATTRIBUTABLE TO OWNER OF THE COMPANY (CNY PER SHARE)	8
Basic		(2.78)	(0.63)

Diluted		(2.78)	(0.63)

2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2013

	2013	2012
	CNY’000	CNY’000

LOSS FOR THE YEAR	(334,537)	(67,056)

Other comprehensive income:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	907	82

Total other comprehensive income for the year, net of tax	907	82

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX	(333,630)	(66,974)

Attributable to:
Owner of the Company	(333,212)	(75,230)
Non-controlling interests	(418)	8,256

	(333,630)	(66,974)

3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2013

		31 December
	Notes	2013	2012
		CNY’000	CNY’000

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	10	2,461,963	2,327,641
Rehabilitation fund		37,350	29,894
Prepayments, deposits and other receivables		100,658	115,821
Deferred tax assets	7	9,830	3,752

TOTAL NON-CURRENT ASSETS		2,609,801	2,477,108

CURRENT ASSETS
Inventories		14,363	11,266
Trade and bills receivables	11	68,059	48,967
Corporate income tax refundable		12,007	3,901
Prepayments, deposits and other receivables		30,584	33,554
Pledged and restricted time deposits		24,864	7,082
Term deposits with an original maturity over three months		–	20,000
Cash and cash equivalents		146,883	160,984

TOTAL CURRENT ASSETS		296,760	285,754

TOTAL ASSETS		2,906,561	2,762,862

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and bills payables	12	143,246	103,798
Other payables and accrued liabilities		117,315	60,155
Interest-bearing bank and other borrowings	13	1,018,550	443,900
Due to related companies		131,000	672,401
Interest payable		15,102	9,093
Income tax payable		879	950
Mining rights payables		38,876	25,568

TOTAL CURRENT LIABILITIES		1,464,968	1,315,865

4

		31 December
	Notes	2013	2012
		CNY’000	CNY’000

NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	13	889,504	569,630
Interest payable		16,729	17,894
Deferred tax liabilities	7	216,320	267,004
Mining rights payables		55,442	77,810
Asset retirement obligations		8,222	7,064

TOTAL NON-CURRENT LIABILITIES		1,186,217	939,402

TOTAL LIABILITIES		2,651,185	2,255,267

EQUITY
Issued capital		973	–
Reserves		160,880	413,654

EQUITY ATTRIBUTABLE TO OWNER OF THE COMPANY		161,853	413,654

NON-CONTROLLING INTERESTS		93,523	93,941

TOTAL EQUITY		255,376	507,595

TOTAL LIABILITIES AND EQUITY		2,906,561	2,762,862

5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	CORPORATE INFORMATION

The Company is a limited liability company incorporated in the British Virgin Islands (“BVI”) on 6 January 2010. The registered office address of the Company is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

China Natural Resources, Inc. (“CHNR”) is a BVI holding company incorporated in 1993 with its shares listed on the NASDAQ Capital Market in the United States. The Company was a wholly-owned subsidiary of CHNR until CHNR completed the spin off (“Spin-off”) of its shareholding in the Company and the Company was listed by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 22 January 2014. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang” or “controlling shareholder”), a company incorporated in the BVI. Mr. Li Feilie, the director and beneficial owner of Feishang, is the chairman and chief executive officer of the Company. In the opinion of the Directors, the ultimate holding company of the Company is Laitan Investments Limited, a company incorporated in the BVI.

The Company is an investment holding company. During the year, the Company’s subsidiaries were engaged in acquisition, construction and development of anthracite coal mines and extraction and sale of anthracite coal.

As at 31 December 2013, the Group had net current liabilities of CNY1,168.2 million (2012: CNY1,030.1 million) and total assets less current liabilities of CNY1,441.6 million (2012: CNY1,447.0 million).

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which comprise all standards and interpretations approved by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention. These financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 December 2013. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owner of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control in the accounting policy for subsidiaries. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained earnings, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

6

Going concern

As of 31 December 2013, the Group had a working capital deficiency of CNY1,168.2 million and had undrawn loan facilities totalling CNY260.0 million available to finance its future operations. Subsequent to the end of the reporting period, the Group has secured additional loan facilities as at 31 March 2014 totalling CNY650.0 million. Moreover, the Group obtained confirmation letters from the banks for the provision of loan facilities totalling CNY1,950.0 million pursuant to certain conditions.

In the opinion of the Directors, the Group’s forecasts and projections, after taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, and the available bank facilities, support the Group’s ability to continue to operate within the level of its current capacity and that the Group is expected to have sufficient liquidity to finance its operations for the next twelve months. Therefore, the financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

2.2	CHANGES IN ACCOUNTING policies AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Transfers of Financial Assets
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statements
IAS 28 (2011)	Investments in Associates and Joint Ventures
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 2012

Other than as further explained below regarding the impact of IFRS 10, IFRS 12, IFRS 13 and IAS 1 Amendments, the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

The principal effects of adopting these new and revised IFRSs are as follows:

(a)	IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and addresses the issues in SIC Interpretation 12 Consolidation – Special Purpose Entities. It establishes a single control model used for determining which entities are consolidated. To meet the definition of control in IFRS 10, an investor must have (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The changes introduced by IFRS 10 require management of the Group to exercise significant judgement to determine which entities are controlled.

As a result of the application of IFRS 10, the Group has changed the accounting policy with respect to determining which investees are controlled by the Group.

The application of IFRS 10 does not change any of the consolidation conclusions of the Group in respect of its involvement with investees as at 1 January 2013. The adoption of IFRS 10 did not have any impact on the earnings per share attributable to owners of the parent and other comprehensive income for the year ended 31 December 2012.

7

(b)	IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities.

(c)	IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but rather provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. IFRS 13 is applied prospectively and the adoption has had no material impact on the Group’s fair value measurements. As a result of the guidance in IFRS 13, the policies for measuring fair value have been amended.

(d)	The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of profit or loss and other comprehensive income has been restated to reflect the changes. In addition, the Group has chosen to use the new title “statement of profit or loss and other comprehensive income” as introduced by the amendments in these financial statements.

3.	OPERATING SEGMENT INFORMATION

For management purposes, the Group operates in one business unit based on its products, and has only one reportable segment which is the exploration and mining of coal. The Group conducts its principal operation in Mainland China. Management monitors the operating results of its business unit for the purpose of making decisions about resources allocation and performance assessment.

Geographic information

The Group’s revenue from external customers is derived solely from its operation in Mainland China, and no non-current assets of the Group are located outside Mainland China.

Information about major customers

During the year ended 31 December 2012, sales derived from the two largest customers accounted for 24.1% and 15.3% of the consolidated revenue, respectively. During the year ended 31 December 2013, sales derived from the three largest customers accounted for 27.7%, 19.0% and 14.5% of the consolidated revenue, respectively.

4.	REVENUE

Revenue represents the following:

	2013	2012
	CNY’000	CNY’000

Sale of coal	178,501	141,939

All of the Group’s revenue is derived solely from its operations in Mainland China.

8

5.	FINANCE COSTS

	2013	2012
	CNY’000	CNY’000

Interest on interest-bearing bank and other borrowings	132,215	83,490
Interest on payables for mining rights	6,263	5,892

Total interest expense	138,478	89,382
Less: capitalised interest	(33,684)	(45,609)
Bank charges	1,832	123
Entrusted loan commission fee	7,903	–
Accretion expenses	724	637

	115,253	44,533

6.	LOSS BEFORE INCOME TAX

The Group’s loss before income tax is arrived at after charging/(crediting):

	2013	2012
	CNY’000	CNY’000

Crediting:
Interest income on bank deposits	1,102	1,048

Charging:
Cost of inventories sold (a)	72,938	66,963
Price adjustment fund	5,536	12,116
Sales tax and surcharge	5,415	3,897
Utilisation of safety fund and production maintenance fund	24,353	12,913

Cost of sales	108,242	95,889

Employee benefit expenses	72,751	63,941
Depreciation, depletion and amortisation:
Property, plant and equipment	25,141	17,812
Auditors’ remuneration	8,290	2,449
Operating lease rental:
Office properties	200	622
Loss on disposal of items of property, plant and equipment	–	194
Impairment of property, plant and equipment	184,417	–
Write-down of inventories to net realisable value	1,069	–
Repairs and maintenance	1,245	1,209
Losses arising from temporary suspension of production (b)	9,565	3,278

(a)	Included in the cost of inventories sold are CNY55.0 million for the year ended 31 December 2013 (2012: CNY51.6 million), relating to employee benefit expenses, and depreciation, depletion and amortisation, these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(b)	The amount represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections as well as the suspension of production in Gouchang Coal Mine according to Guizhou Province’s coal mine consolidation policy issued in March 2013.

9

7.	INCOME TAX AND DEFERRED TAX

The Company is a limited liability company incorporated in the BVI and conducts its primary business through its subsidiaries in the Mainland China. It also has an intermediate holding company in Hong Kong. Under the current laws of the BVI, the Company incorporated in the BVI is not subject to tax on income or capital gains. Hong Kong Profits Tax rate is 16.5% during the year ended 31 December 2013 (2012: 16.5%). The Company’s Hong Kong subsidiary has both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the years ended 31 December 2013 and 2012. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

Effective from 1 January 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations (“the actual method”) except for Guizhou Nayong Dayuan Coal Mining Co., Ltd. (“Dayuan Coal”), Nayong Gouchang Coal Mining Co., Ltd. (“Gouchang Coal”), Jinsha Baiping Mining Co., Ltd. (“Baiping Mining”), Liuzhi Xinsong Coal Mining Co., Ltd. (“Xinsong Coal”), Liuzhi Linjiaao Coal Mining Co., Ltd. (“Linjiaao Coal”) and Guizhou Yongfu Mining Co., Limited (“Guizhou Yongfu”). Prior to 2012, based on the local practices, the aforementioned subsidiaries were taxed under a deemed profit method based on their actual revenue minus deemed expenses at the 25% statutory rate. Practically, CIT was collected approximately at a range of CNY9.5 to CNY32.0 per tonne of sales, or 7.50% to 10.64% of sales. No deferred tax assets were then provided for these subsidiaries in view of the deemed profit method imposed.

During the second half of 2012, the Group received written confirmations from the respective local tax bureaus that the aforementioned subsidiaries excluding Guizhou Yongfu are subject to income tax under the actual method effective retrospectively from 2011. Guizhou Yongfu is subject to income tax under the actual method effective retroactively from the date of establishment. The effect of change in the taxing method is the recognition of deferred tax assets for prior year tax losses amounting CNY15.3 million during 2012.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after 1 January 2008 to the Company’s Hong Kong subsidiary are subject to a 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty, PRC dividend withholding tax.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting and properties of an enterprise. As of 31 December 2013, no detailed interpretation or guidance has been issued to define “place of effective management”. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. As of 31 December 2013, the Company has analysed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

The current and deferred components of income tax benefit appearing in the consolidated statement of profit or loss are as follows:

	2013	2012
	CNY’000	CNY’000

Current – Mainland China	8,945	10,954
Deferred – Mainland China	(56,762)	(26,164)

	(47,817)	(15,210)

10

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax benefit is as follows:

	2013	2012
	CNY’000	CNY’000

Loss before income tax	(382,354)	(82,266)

Tax at the statutory tax rate of 25%	(95,589)	(20,567)
Effect of different tax rates for the Company and the Hong Kong subsidiary	12,734	142
Non-deductible expenses	3,364	3,058
Deferred tax assets not recognised	440	794
Tax losses not recognised	34,231	16,241
Tax losses utilised from previous years	(2,799)	–
Recognition of deferred tax assets for prior year tax losses	–	(15,278)
Others	(198)	400

Income tax benefit	(47,817)	(15,210)

The Group’s major deferred tax assets and deferred tax liabilities, shown after jurisdictional netting are as follows:

	2013	2012
	CNY’000	CNY’000

Deferred tax assets
Accrued liabilities and other payables	3,662	3,612
Capitalised pilot run income	17,954	7,737
Tax losses	19,859	16,298
Others	589	423

	42,064	28,070

Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment*	(248,554)	(291,322)

Net deferred tax liabilities	(206,490)	(263,252)

Classification in the consolidated statements of financial position:
Deferred tax assets	9,830	3,752

Deferred tax liabilities	(216,320)	(267,004)

*	Included in the deferred tax liabilities, there were CNY232.2 million and CNY278.7 million deferred tax liabilities recognised relating to fair value adjustment on property, plant and equipment as of 31 December 2013 and 2012, respectively.

11

During 2013 and 2012, deferred tax assets of CNY41.5 million (2012: CNY26.9 million) were recognised for Dayuan Coal, Xinsong Coal, Linjiaao Coal and Guizhou Yongfu which were either in the construction phase or had just commenced commercial production. They were taxed under a deemed profit method before and were changed to the actual method during 2012 as approved by the respective local tax bureaus. In assessing the recoverability of the Group’s deferred tax assets, the management has performed a detailed assessment on the available taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the deductible temporary differences and unused tax losses can be utilised before they expire. In addition, the management has also performed a detailed assessment on these coal mining subsidiaries’ profitability based on their production plans, product mix, forecasted selling prices, and the related production and operational costs, of which strong profits are expected.

Accordingly, the management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilise these coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised.

The Group did not recognise any deferred tax liabilities in respect of the 5% or 10%, depending on the applicability of the tax treaty preferential, PRC dividend withholding tax on the undistributed earnings of its PRC subsidiaries as there were no undistributed earnings available due to aggregate loss of the subsidiaries as of 31 December 2013 and 2012.

The total amounts of unused tax losses for which no deferred tax assets were recognised amounting to CNY206.0 million and CNY97.8 million as of 31 December 2013 and 2012, respectively. As of 31 December 2013, unused tax losses of CNY18.6 million, CNY36.5 million and CNY42.7 million and CNY108.2 million if unused, will expire by end of 2015, 2016, 2017 and 2018, respectively.

The gross movements on the deferred tax account are as follows:

	2013	2012
	CNY’000	CNY’000

At beginning of the year	(263,252)	(289,416)
Debited to consolidated statement of profit or loss	56,762	26,164

At end of the year	(206,490)	(263,252)

12

8.	LOSS PER SHARE ATTRIBUTABLE TO OWNER OF THE COMPANY

Basic and diluted loss per share for the year were calculated as follows:

	2013	2012
	CNY’000	CNY’000

Loss for the year attributable to owner of the Company:	(334,119)	(75,312)

Weighted average number of common shares (’000 shares):
Basic	120,305	120,059

Diluted	120,305	120,059

Loss per share attributable to owner of the Company (CNY per share):
Basic	(2.78)	(0.63)

Diluted	(2.78)	(0.63)

On 6 December 2013, the Company increased its authorized share capital under which it may issue an aggregate of: (i) a maximum of 50,000 shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listed Shares”), pursuant to which CHNR completed the subscription for 124,554,580 Listco Shares of the Company with a par value of HK$0.01 each at a total consideration of HK$98.4 million as of 12 December 2013. Subsequently on 12 December 2013, the Company repurchased the one share with a par value of US$1.00 in the Company held by CHNR at par and simultaneously, the Company reduced its authorized but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each. The weighted average number of common shares for 2012 has been restated to include the impact of the issue of shares in 2013.

The Company did not have any potential diluted shares throughout the year. Accordingly, the diluted loss per share amount is the same as the basic loss per share amount.

9.	DIVIDEND

No dividend has been paid or declared by the Company since its incorporation.

13

10.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000

Cost
At 1 January 2012	17,468	1,550,271	37,213	7,789	438,531	2,051,272
Additions	1,795	8,511	27,678	6,322	271,618	315,924
Transfers	11,994	130,642	23,916	–	(166,552)	–
Disposals	(118)	(611)	(697)	–	–	(1,426)

At 31 December 2012	31,139	1,688,813	88,110	14,111	543,597	2,365,770
Additions	1,855	9,356	24,630	5,948	302,091	343,880
Transfers	41,432	139,635	23,881	–	(204,948)	–

At 31 December 2013	74,426	1,837,804	136,621	20,059	640,740	2,709,650

Accumulated depreciation
At 1 January 2012	(769)	(13,307)	(4,719)	(1,866)	–	(20,661)
Depreciation charge	(805)	(11,741)	(4,189)	(1,077)	–	(17,812)
Disposals	16	108	220	–	–	344

At 31 December 2012	(1,558)	(24,940)	(8,688)	(2,943)	–	(38,129)
Depreciation charge	(2,024)	(14,596)	(7,089)	(1,432)	–	(25,141)

At 31 December 2013	(3,582)	(39,536)	(15,777)	(4,375)	–	(63,270)

Impairment
At 31 December 2012	–	–	–	–	–	–
Impairment	–	(184,417)	–	–	–	(184,417)

At 31 December 2013	–	(184,417)	–	–	–	(184,417)

Net carrying amount
At 31 December 2012	29,581	1,663,873	79,422	11,168	543,597	2,327,641

At 31 December 2013	70,844	1,613,851	120,844	15,684	640,740	2,461,963

As at 31 December 2013, certain mining rights with a carrying amount of CNY798.7 million (2012: CNY525.5 million) were pledged to secure bank loans with a carrying amount of CNY485.9 million (2012: CNY475.0 million) (note 13).

As at 31 December 2013, certain buildings with a carrying amount totalling CNY61.0 million were without title certificates. The Group has obtained the relevant confirmation letters issued by the local authorities confirming that they will not impose any penalties in connection with the construction of these buildings, and that the Group may continue to use these buildings in accordance with the current uses. The Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matter will not have any significant impact on the Group’s financial position as of the end of the year.

14

Interest expenses of CNY33.7 million and CNY45.6 million arising from borrowings attributable to the construction of property, plant and equipment were capitalised at an annual rate of 6.00% to 9.17% and were included in ‘additions’ to construction in progress and mining rights during the years ended 31 December 2013 and 2012, respectively.

Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by the Group of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou Province’s coal mine consolidation policy. The Gouchang Coal Mine was designated as a single Cash Generating Unit (“CGU”). The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the fair-value-less-costs-of-disposal (“FVLCD”) approach. FVLCD calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected coal price, coal product mix, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopted a pre-tax rate of 15.05% that reflects specific risks related to CGU as the discount rate. For the year ended 31 December 2013, an impairment loss for property, plant and equipment of CNY184.4 million (2012: Nil) was recognised in profit or loss.

11.	TRADE AND BILLS RECEIVABLES

	2013	2012
	CNY’000	CNY’000

Trade receivables	57,149	38,166
Less: provision for impairment	–	–

	57,149	38,166
Bills receivables	10,910	10,801

	68,059	48,967

A credit period of up to three months is granted to customers with an established trading history, otherwise sales on cash terms or payment in advance are required. Trade receivables are non-interest-bearing.

An aged analysis of the trade receivables as at the end of the year, based on the invoice date, is as follows:

	2013	2012
	CNY’000	CNY’000

Within 3 months	48,933	36,996
3 to 6 months	5,206	909
6 to 12 months	2,966	254
Over 12 months	44	7

	57,149	38,166

15

The aged analysis of the trade receivables that are not individually nor collectively considered to be impaired is as follows:

	2013	2012
	CNY’000	CNY’000

Neither past due nor impaired	48,933	36,996
Within one year past due	8,172	1,163
More than one year past due	44	7

Trade receivables, net	57,149	38,166

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the Directors are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Bills receivables are bills of exchange with maturity dates of less than one year.

12.	TRADE AND BILLS PAYABLES

	2013	2012
	CNY’000	CNY’000

Trade payables*	134,382	96,716
Bills payables	8,864	7,082

	143,246	103,798

*	Included in trade payables were CNY91.7 million (2012: CNY64.6 million) due to construction related constructors as of 31 December 2013.

The aged analysis of trade payables is as follows:

	2013	2012
	CNY’000	CNY’000

Within one year	129,069	87,284
More than one year	5,313	9,432

	134,382	96,716

Bills payables are bills of exchange with maturity of less than one year. Time deposits of CNY8.9 million (2012: CNY7.1 million) were pledged to secure the bank bills as of 31 December 2013.

The trade payables are non-interest bearing and are normally settled on a term of three to six months other than those due to construction related constructors, which are repayable on terms ranging from three months to about one year.

16

13.	INTEREST-BEARING BANK AND OTHER BORROWINGS

	2013	2012
	CNY’000	CNY’000

Current
Bank and other borrowings – guaranteed	876,000	265,000
Current portion of long term bank and other borrowings – secured and guaranteed	100,000	155,000
Current portion of long term bank and other borrowings – guaranteed	42,550	23,900

	1,018,550	443,900

Non-current
Bank and other borrowings – guaranteed	360,000	149,630
Bank and other borrowings – secured and guaranteed	385,904	420,000
Bank and other borrowings – unsecured	143,600	–

	889,504	569,630

	1,908,054	1,013,530

Certain of the interest-bearing bank and other borrowings are secured by:

(1)	Pledges over the Group’s mining rights with a carrying amount of CNY798.7 million (2012: CNY525.5 million) as of 31 December 2013 (note 10);

(2)	Pledges over the Company’s equity interest in Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”), Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayun Coal; and

(3)	Pledges over certain of the Group’s time deposits with a carrying amount of CNY16.0 million as of 31 December 2013 (2012: Nil).

In addition, Mr. Li Feilie has guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY658.5 million (2012: CNY486.6 million) as of 31 December 2013. Also, the Group’s fellow subsidiaries have guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY1,073.5 million (2012: CNY1,013.5 million) as of 31 December 2013.

All borrowings are denominated in CNY.

The ranges of the effective interest rates on the Group’s bank and other borrowings are as follows:

	2013	2012
	%	%

Fixed-rate bank and other borrowings	6.30~8.40	7.20~9.00
Floating-rate bank and other borrowings	6.00~8.52	5.94~9.47

17

The maturity profile of the bank and other borrowings as of the end of the reporting period is as follows:

	2013	2012
	CNY’000	CNY’000

Bank and other borrowings repayable:
Within one year or on demand	1,018,550	443,900
In the second year	515,904	143,000
In the third to fifth years, inclusive	373,600	426,630

	1,908,054	1,013,530

MANAGEMENT DISCUSSION AND ANALYSIS

The macro economy in Mainland China slowed down its pace of growth in 2013. The growth of downstream industries was sluggish, while major coal-consuming industries, such as coal-fired power plants, steel makers and cement manufacturers, experienced significant drop in the year-on-year growth rate of output. Meanwhile, coal prices worldwide lingered at low levels, especially in the first half of 2013, had a significant impact on the domestic coal market. The price of anthracite coal in Guizhou province also fell significantly in the first half of 2013, primarily due to a slowdown in economic growth which constrained the growth of domestic demand, an increase in anthracite coal production in Shanxi province following restructuring and consolidation of coal enterprises, and a rise in anthracite coal imports. Although there was a rebound in the coal prices in Guizhou province in the last quarter of 2013, the overall 2013 performance was still weak.

Year 2013 was a relatively tough year for the Group. The Group, however, made certain progress in spite of enormous pressure. Firstly, the Group accelerated the project construction, managed to put Dayuan Coal Mine and Yongsheng Coal Mine into commercial production, and commenced the construction of the coal washing plant. All these developments have laid a good foundation for the subsequent development of the Group. Secondly, the Group succeeded in raising the production capacity and strengthening the cost management, resulting in the rise in sales volume of self-produced coal (excluding pilot run production) from 435,205 tonnes in 2012 to 563,355 tonnes in 2013 and the increment of gross profit by 52.6%. Thirdly, the Group made great efforts in expanding the sales channels and improving the marketing capabilities of the Group. Therefore the coal selling price in 2013 was only slightly lower than that in 2012, despite the overall adverse environment.

BUSINESS REVIEW

Snapshot of Major Developments of the Group throughout the Year

➢	In February 2013, Guizhou Feishang Energy Co., Ltd. (“Feishang Energy”), a related party, became one of the coal enterprises that have been assessed as meeting the requirements to be a coal mine consolidator in Guizhou province under the notice published by Guizhou Energy Bureau. The Group’s subsidiary, Guizhou Puxin, being an affiliated entity of Feishang Energy, was deemed to have met the requirements of a coal mine consolidator by virtue of Feishang Energy’s qualification;

➢	In June 2013, Yongsheng Coal Mine, one of the Group’s major coal mines, entered into the pilot run phase;

18

➢	In July 2013, Dayuan Coal Mine entered into the pilot run phase;

➢	In August 2013, Jinsha Juli Energy Resources Co., Ltd., a subsidiary of the Company, commenced Phase I construction of the 600,000tpa coal washing plant;

➢	In November 2013, Dayuan Coal Mine obtained the Safe Production Permit issued by Guizhou Administration of Coal Mine Safety and commenced commercial production;

➢	In January 2014, the Company was successfully listed on the Main Board of the Hong Kong Stock Exchange by way of introduction; and

➢	In January 2014, Yongsheng Coal Mine obtained the Safe Production Permit issued by Guizhou Administration of Coal Mine Safety and commenced commercial production in February 2014.

FINANCIAL REVIEW

Revenue

The Group’s revenue increased by 25.8% from CNY141.9 million in 2012 to CNY178.5 million in 2013. This reflected a 26.8% increase in revenue from sales of self-produced coal from CNY140.8 million in 2012 to CNY178.5 million in 2013, which was partially offset by a decrease in revenue from sales of third party coal from CNY1.1 million in 2012 to nil in 2013 as the Group discontinued the coal trading activities. The increase in revenue from sales of self-produced coal was resulted from an increase in sales volume, notwithstanding a slight drop in average selling price in 2013. Sales volume of self-produced coal increased from 435,205 tonnes in 2012 to 563,355 tonnes in 2013, principally as a result of an increase in the production output arising from the commencement of commercial production of Liujiaba Coal Mine in December 2012 and Dayuan Coal Mine in November 2013, and which was partly countervailed by a decrease in the production output that resulted from the suspension of Gouchang Coal Mine since March 2013. The average selling price of self-produced coal slightly decreased from CNY323.6 per tonne in 2012 to CNY316.9 per tonne in 2013 due to the decline in the market price of coal in Guizhou province in 2013.

The Group sold a significant portion of its anthracite coal as thermal coal to power producers in Guizhou province. Also, the Group was dependent on a limited number of customers for a substantial portion of its revenue. In 2012 and 2013, the Group derived 56.7% and 81.4%, respectively, of its revenue from anthracite coal sales to its five largest customers. The management of the Group believes that by diversifying the product mix to include increased sales of chemical coal and sales of pulverized coal injection (“PCI”) coal, the dependency on a limited number of large customers will decrease and the Group’s profit margin will increase.

Cost of Sales

The Group’s cost of sales increased by 12.9% from CNY95.9 million in 2012 to CNY108.2 million in 2013. This was primarily due to the increase in sales volume. As a percentage of revenue, cost of sales decreased from 67.6% in 2012 to 60.6% in 2013. For the self-produced coal, cost of sales as a percentage of revenue decreased from 67.3% in 2012 to 60.6% in 2013. This was mainly attributable to the greater economies of scale realized from the Group’s higher production volume in 2013.

19

Breakdown of the Group’s production cost by cost items

Cost Items	2013	2012
	CNY/tonne	CNY/tonne

Labour costs	80.9	88.9
Raw materials, fuel and energy	49.0	59.0
Depreciation and amortization	33.7	29.6
Other production-related costs	5.0	8.8

Total cost for production of coal	168.6	186.3

The major suppliers for the Group’s mining operations include third party contractors and suppliers of ancillary materials used in the mining operations. In 2012 and 2013, the total purchases (including those from coal mine construction contractors) from the five largest suppliers were CNY127.7 million and CNY207.3 million, respectively, representing approximately 42.5% and 40.0%, respectively, of the total purchases. In 2012 and 2013, the largest supplier accounted for approximately 15.7% and 11.5%, respectively, of the total purchases. Each of the five largest suppliers is a third party contractor.

Gross Profit and Gross Margin

As a result of the foregoing, the gross profit, which is equal to revenue less cost of sales, increased by 52.6% from CNY46.1 million in 2012 to CNY70.3 million in 2013. The gross margin, which is equal to gross profit divided by revenue, increased from 32.4% in 2012 to 39.4% in 2013, of which the gross margin for sales of the self-produced coal increased from 32.7% in 2012 to 39.4% in 2013.

Selling and Distribution Expenses

The selling and distribution expenses increased by 65.4% from CNY3.7 million in 2012 to CNY6.1 million in 2013, primarily due to an increase in payroll expense for the Group’s sales staff and an increase in the sales and marketing activities following the rise in the production output.

Administrative Expenses

The administrative expenses increased by 83.7% from CNY77.3 million in 2012 to CNY142.1 million in 2013. This increase primarily reflected expenses incurred in connection with the preparation for the listing, losses incurred from the temporary suspension of production at Gouchang Coal Mine since March 2013, and loss from temporary suspension of production at Baiping Coal Mine in April and November of 2013, Dayuan Coal Mine in November and December of 2013, and Liujiaba and Zhulinzhai Coal Mine in March 2013 due to accidents of the surrounding coal mines, as well as higher salaries and benefits expenses for the administrative staff following the Group’s expansion.

Impairment Loss on Property, Plant and Equipment

The Group incurred an impairment loss on property, plant and equipment of CNY184.4 million in 2013 in connection with the temporary suspension of Gouchang Coal Mine. No such impairment loss was incurred in 2012.

20

Other Operating Expenses

The other operating expenses increased from CNY1.6 million in 2012 to CNY6.0 million in 2013, primarily as a result of the compensation paid to local residents for repairing the damaged houses due to the blasting operation of Liujiaba Coal Mine, the mine safety service fee paid to mine safety team in Yongsheng Coal Mine and the recognition of a provision for inventory impairment in connection with the suspension of Gouchang Coal Mine. Other operating expenses in 2012 consisted mainly of miscellaneous levies and charges, while other operating expenses in 2013 consisted mainly of the compensation paid to local residents for repairing the damaged houses, mine safety service fee, miscellaneous levies and charges and provisions for impairment of inventory.

Operating Loss

As a result of the foregoing, the operating loss increased significantly from CNY36.6 million in 2012 to CNY268.3 million in 2013.

Finance Costs

The finance costs increased significantly from CNY44.5 million in 2012 to CNY115.3 million in 2013, principally due to a 58.4% increase in interest expenses on interest-bearing bank and other borrowings from CNY83.5 million in 2012 to CNY132.2 million in 2013. Interest expenses on interest-bearing bank and other borrowings increased primarily because the Group significantly increased the bank borrowings from CNY1,013.5 million as of 31 December 2012 to CNY1,908.1 million as of 31 December 2013, partially to replace the non-interest bearing debt provided by its major shareholder.

The Group also incurred entrusted loan commission fees of CNY7.9 million in 2013 as the Group replaced the intercompany loans with entrusted loans in 2013. There were no such entrusted loans nor any entrusted loan commission fee in 2012.

Interest Income

The interest income increased by 5.2% from CNY1.0 million in 2012 to CNY1.1 million in 2013, mainly as a result of the rise in the average balance of the Group’s bank deposits in 2013.

Net Non-operating Expense/Income

The net non-operating expense was CNY2.2 million in 2012 compared to net non-operating income of CNY0.1 million in 2013. The net non-operating expense in 2012 primarily included sponsorships and contributions to the community and certain government organizations as well as losses on disposal of certain property, plant and equipment. The net non-operating income in 2013 primarily reflected the reversal of certain payables after the relevant government authorities issued confirmation letters confirming that the Group did not have any outstanding social security fund or housing provident fund contributions.

Loss Before Income Tax

As a result of the foregoing, the loss before income tax increased significantly from CNY82.3 million in 2012 to CNY382.4 million in 2013.

21

Income Tax Benefit

The Group had an income tax benefit of CNY47.8 million in 2013, compared to an income tax benefit of CNY15.2 million in 2012. The income tax benefit in 2013 was primarily attributable to the loss before tax of CNY382.4 million in 2013, resulting in the recognition of deferred tax assets. The income tax benefit in 2012 primarily reflected the recognition of deferred tax assets for prior year tax losses of CNY15.3 million, as the Guizhou province’s local taxation bureau confirmed in 2012 that certain of the subsidiaries of the Group in the People’s Republic of China (the “PRC”) should have been subject to income tax at a rate of 25% of their taxable income as determined under the PRC Enterprise Income Tax Law since January 2011, rather than 25% of their “deemed profits”. Prior to 2012, certain of the PRC subsidiaries were required by the Guizhou province’s local taxation bureau to pay tax at a rate of 25% of their “deemed profits”, which resulted in these PRC subsidiaries paying a significantly higher amount of tax than otherwise required under the PRC Enterprise Income Tax Law.

Loss attributable to the Owner of the Company

The loss attributable to the owner of the Company for the year increased significantly from CNY75.3 million in 2012 to CNY334.1 million in 2013. The increased loss was mainly due to the impairment loss on property, plant and equipment of CNY184.4 million in 2013 in connection with the temporary suspension of Gouchang Coal Mine, the increase of CNY64.7 million in administrative expenses (including an increase of CNY52.0 million in the expenses in connection with the preparation for the listing, losses incurred from the suspension of production, as well as higher salaries and benefits expenses for the administrative staff following the expansion), and the rise in finance cost of CNY70.7 million, notwithstanding an increase of CNY24.2 million in gross profit resulting from the increase in sales volume and the greater economies of scale realized from the higher production volume in 2013, and an increase of CNY32.6 million in income tax benefit arising from the recognition of deferred tax assets.

PROSPECTS

It is anticipated that, following the commencement of Yongsheng Coal Mine’s commercial production in early 2014, the coal washing plant’s commercial production in mid-2014, and Dayun Coal Mine’s commercial production in 2015, the Group will enjoy a substantial increase in output and enhanced coal quality. The Group will continue to strengthen its operations management, safety management, financial management and marketing management to ensure safe production and at the same time enhance productivity as quickly as possible. The Group will also endeavor to strengthen its coal quality management and marketing efforts, and make adjustments to its product mix by increasing the proportion of chemical coal and PCI products in the hope of improving the cash flow and operating results of the Group.

CAPITAL COMMITMENTS

As at 31 December 2013, the Group had contractual capital commitments in respect of coal mine under construction and development amounting to CNY63.2 million.

FINAL DIVIDEND

In order to retain resources for the Group’s business development, the Board does not recommend the payment of a final dividend for the year ended 31 December 2013 (2012: Nil).

22

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2013, the Group employed approximately 366 full time employees (not including 1,557 workers provided by third party labour agencies) for its principal activities (2012: 1,656). Employees’ costs (including Directors’ emoluments) amounted to CNY91.1 million (including payment to workers provided by third party labour agencies) for the year ended 31 December 2013 (2012: CNY88.7 million). The Group recognizes the importance of high calibre and competent staff and continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Other various benefits, such as medical and retirement benefits, are also provided. In addition, share options may be granted to eligible employees of the Group in accordance with the terms of the approved share option scheme of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries since the date of listing of the Company on the Hong Kong Stock Exchange on 22 January 2014 (the “Date of Listing”) and up to the date of this announcement.

CORPORATE GOVERNANCE

The Company has adopted the code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) as its own code of corporate governance. As the Company was listed on 22 January 2014, the Company was not required to comply with the requirements under the CG Code for the year ended 31 December 2013. Since the Date of Listing and up to the date of this announcement, the Company has complied with the code provisions as set out in the CG Code, save and except for code provision A.2.1 as set out below.

Chairman and Chief Executive

Mr. LI Feilie is the chairman and chief executive officer of the Company. He is mainly responsible for the Group’s overall strategies, planning, management and business development. Code provision A.2.1 of the CG Code stipulates that the roles of the chairman and chief executive should be separate and should not be performed by the same individual. The Company deviates from this code provision of the CG Code with Mr. LI Feilie being the chairman and chief executive officer of the Company concurrently. The Board considers this arrangement is appropriate as it allows for efficient discharge of the executive functions of the chief executive officer. The Board believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high-calibre individuals including three independent non-executive Directors offering independent advice from different perspectives. In addition, major decisions are made after consultation with the Board and appropriate Board committees, as well as senior management. The Board is therefore of the view that there are adequate balance and safeguards in place.

Subsequent Events

On 8 January 2014, Guizhou Puxin received and fully drew down a CNY25.0 million short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid on 7 January 2015. The purpose of the loan is to finance the purchase of coal. The loan bears interest at a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by the People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum).

23

On 8 January 2014, Guizhou Puxin received and fully drew down a CNY27.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua Industrial Company Limited (“Yangpu Banghua”), an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.66%.

On 15 January 2014, Guizhou Puxin received and fully drew down a CNY20.0 million half-year bank loan from China Merchants Bank Co., Ltd., to be repaid on 14 July 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the half-year base lending rate stipulated by the People’s Bank of China (5.60% per annum, resulting in an annual interest rate of 7.28% per annum).

On 22 January 2014, the Company’s shares were listed on the Hong Kong Stock Exchange. Upon the listing of the Company, CHNR completed the spin-off of the coal business held by the Company by the distribution of CHNR’s 100% equity interest in the Company to CHNR’s shareholders. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

On 22 January 2014, Guizhou Puxin received and fully drew down a CNY18.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.33%.

On 26 February 2014 and 14 March 2014, Guizhou Dayun drew down the remaining loan facility amounting CNY10.0 million and CNY10.0 million respectively out of the total CNY150.0 million long-term bank loan from Industrial and Commercial Bank of China Limited in 2012. The loan bears a floating annual interest rate equal to 10% above the over-five-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.55% per annum, resulting in a current annual interest rate of 7.21% per annum). The CNY120.0 million balance of the loan is expected to be drawn down in accordance with the construction plan of the Dayun Mine.

On 28 February 2014, Guizhou Puxin received and drew down in full a CNY30.0 million short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on 27 February 2015. The purpose of the loan is to purchase raw materials for Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the one-year base lending rate stipulated by the People’s Bank of China (6.00% per annum, resulting in an annual interest rate of 7.80% per annum).

On 18 March 2014, Guizhou Puxin received a CNY100.0 million one-year bank loan from Bank of China. The purpose of the loan is to finance the operating working capital for Guizhou Puxin and its subsidiaries. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum). Guizhou Puxin drew down CNY58.1 million on 18 March 2014 and CNY41.9 million on 26 March 2014.

On 19 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

24

 On 20 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

On 26 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

On 28 March 2014, Guizhou Puxin received and fully drew down a CNY130.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

REVIEW OF ANNUAL RESULTS

The figures in this preliminary announcement of the results of the Group for the year ended 31 December 2013, which have been reviewed by the audit committee of the Company, have been agreed to the amounts set out in the Group’s draft consolidated financial statements for the year by auditors, Ernst & Young. The work of Ernst & Young, in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants.

ANNUAL GENERAL MEETING

The annual general meeting of the Company (“AGM”) was scheduled to be held on 30 May 2014. The notice of AGM will be published on the website of the Company at www.fsanthracite.com and the designated website of the Hong Kong Stock Exchange at www.hkexnews.hk in due course.

publication OF ANNUAL REPORT ON THE WEBSITES OF THE COMPANY AND THE STOCK EXCHANGE OF HONG KONG LIMITED

Pursuant to the requirements of the Listing Rules, the 2013 annual report of the Company will set out all information required by the Listing Rules and will be published on the websites of the Company (www.fsanthracite.com) and the Hong Kong Stock Exchange (www.hkexnews.hk) on or before 29 April 2014.

25

CHANGE OF ADDRESS OF HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

With effect from 31 March 2014, the Hong Kong branch share registrar and transfer office of the Company, Tricor Investor Services Limited (the “Branch Share Registrar”), has changed its address from 26/F, Tesbury Centre, 28 Queen’s Road East, Hong Kong to:

Level 22, Hopewell Centre

183 Queen’s Road East

Hong Kong

All telephone and facsimile numbers of the Branch Share Registrar will remain unchanged.

CLOSURE OF THE REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 28 May 2014 to Friday, 30 May 2014 (both days inclusive) during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the AGM, all share transfers accompanied by the relevant share certificates, must be lodged with the Branch Share Registrar, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 27 May 2014.

APPRECIATION

The Company’s successful listing by way of introduction in January 2014 marked an important milestone in the history of the Group. The chairman of the Group would like to take this opportunity to express his appreciation to the staff and management team of the Group for their endeavours and to the Guizhou government for its guidance and assistance during the year. The chairman of the Group also gives his sincere gratitude to all the shareholders of the Company for their continual support.

By Order of the Board
Feishang Anthracite Resources Limited
LI Feilie
Chairman

Hong Kong, 31 March 2014

As at the date of this announcement, the executive Directors of the Company are Mr. LI Feilie (Chairman and Chief Executive Officer), Mr. HAN Weibing (Chief Operating Officer), Mr. WAN Huojin (Chief Technical Officer), Mr. TAM Cheuk Ho and Mr. WONG Wah On Edward; and the independent non-executive Directors of the Company are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. GU Jianshe.

26